
02041992



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission file number 333-34569

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Collins & Aikman Personal Savings Plan
250 Stephenson Highway
Troy, Michigan 48083

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Collins & Aikman Corporation
250 Stephenson Highway
Troy, Michigan 48083
248-824-2500

Required Information

The following financial statements for the Collins and Aikman Personal Savings Plan are being filed herewith:

The following exhibits are being filed herewith:

Signatures

The Plan – Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Collins & Aikman Personal Savings Plan



By: ______________________________
J. Michael Stepp
Executive Vice President and Chief Financial Officer
Collins & Aikman Corporation

Collins & Aikman Personal Savings Plan

Report on Audits of Financial Statements and Supplemental Schedule
At December 31, 2001 and 2000 and For the Year Ended December 31, 2001

Collins & Aikman Personal Savings Plan
Index to Financial Statements and Schedule

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Accountants

To the Participants and Administrator of the
Collins & Aikman Personal Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Collins & Aikman Personal Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

Collins & Aikman Personal Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments, at fair value (Notes 2, 3)		
Participation in mutual funds		
Equities	$ 71,367,402	$ 85,403,702
Fixed income	3,022,069	2,164,951
Foreign	3,647,270	4,942,432
Collective trust fund	32,904,378	30,091,995
Common stock	2,309,638	2,036,241
Participant loans receivable	2,098,552	1,665,639
Total investments	115,349,309	126,304,960
Receivables		
Employer contribution	71,525	150,878
Participant contribution	333,473	380,841
Total receivables	404,998	531,719
Total assets	115,754,307	126,836,679
Liabilities		
Accrued administrative expenses	41,541	66,917
Net assets available for plan benefits	$ 115,712,766	$ 126,769,762

The accompanying notes are an integral part of the financial statements.

Collins & Aikman Personal Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions	
Investment activity	
Net depreciation in fair value of investments (Note 2)	$ (9,251,115)
Interest income	61,239
Dividend income	2,657,657
Total investment activity	(6,532,219)
Contributions	
Employer contribution	2,646,136
Participant contribution	9,063,382
Rollover contribution	557,119
Total contributions	12,266,637
Total additions	5,734,418
Deductions	
Benefits paid to participants	16,579,320
Administrative expenses	212,094
Total deductions	16,791,414
Net decrease	(11,056,996)
Net assets available for benefits	
Beginning of year	126,769,762
End of year	$ 115,712,766

The accompanying notes are an integral part of the financial statements.

1. Description of the Plan

The following description of the Plan provides only general information. For a more complete description of the plan provisions, participants should refer to the Plan agreement.

General

The Collins & Aikman Personal Savings Plan (the "Plan"), is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which is sponsored by Collins & Aikman Products Co. (the "Company"). United Missouri Bank (the "Trustee"), serves as the trustee of the Plan. The Trustee acts as custodian for the Plan's assets, executes primarily all investment transactions and provides periodic reports to the Plan's administrators.

Plan mergers and acquisitions

The Company and its affiliates completed three acquisitions in 2001: Becker Group L.L.C. ("Becker"), was completed in July 2001; Joan Automotive Industries, Inc. and its affiliated yarn dyeing operation, Western Avenue Dyers, L.P. (collectively, "Joan"), was completed in September 2001; and Textron Automotive Company's automotive trim division ("TAC-Trim"), was completed in December 2001.

Becker sponsored five separate defined contribution, 401(k) savings plans for its eligible salaried, non-union hourly and union employees. Effective as of the close of business on December 31, 2001, the Becker plans will be merged with and into the Plan, and eligible Becker employees who continue in the employ of the Company from and after January 1, 2002 will become covered by the Plan. The assets to be merged into the Plan in January 2002 from the Becker plans will consist of cash and the notes evidencing loans made to participants under the Becker plans prior to their merger with and into the Plan.

Prior to the acquisitions, the Joan and TAC-Trim employees participated in defined contribution, 401(k) savings plans sponsored by their respective parent companies. In connection with the Joan and TAC-Trim acquisitions, the Company agreed to direct trust-to-trust transfers to the Plan from each of the Joan and TAC-Trim 401(k) plans of the aggregate account balances of employees of Joan and TAC-Trim who continue in the employ of the Company. The assets to be transferred to the Plan from the Joan 401(k) plan will consist of cash and the notes evidencing loans made to participants under the Joan 401(k) plan. The assets to be transferred to the Plan from the TAC-Trim 401(k) plan will consist of cash, the notes evidencing loans made to participants under the TAC-Trim 401(k) plan and shares of Textron Inc. common stock. The Company has agreed to maintain the Textron Inc. common stock as a frozen investment fund alternative under the Plan through December 31, 2004.

It is anticipated that the following amounts, in addition to the promissory notes evidencing participant loans, will be transferred to the Plan during 2002 in connection with the foregoing:

	Cash	Shares of Textron
TAC - Trim	$ 18,705,527	1,062,156
Joan	5,055,714	-
Becker	15,752,669	-

1. **Description of the Plan (continued)**

Plan mergers and acquisitions (continued)
Effective December 1, 2000, a reorganization of Collins & Aikman Accessory Mats Inc. took place whereby, two new companies were created, Akro Mats, LLC and Collins & Aikman Automotive Mats, LLC. The newly created LLCs adopted the Plan and will provide benefits to the employees of Accessory Mats as of November 30, 2000, and will extend coverage under the Plan to all employees of each LLC who are transferred to such LLC by Accessory Mats effective on or after December 1, 2000, such coverage to recognize prior service with Accessory Mats for all applicable purposes under the Plan and (b) any other eligible employees of each LLC who are employed by either LLC effective on or after December 1, 2000, provided all requirements of such plan are met.

Plan amendments
The Plan has not yet been amended to reflect the acquisitions made in 2001. The Plan will be amended in 2002 to (i) reflect the eligibility of participants from Becker, Joan and TAC-Trim, (ii) allow TAC-Trim participants to continue to invest in Textron Inc. common stock through December 31, 2004 and (iii) reflect the merger of the Becker individual 401(k) plans into the Plan.

Contributions
Generally, participants may elect to make contributions to the Plan on a before-tax basis of up to 10% of eligible compensation and an after-tax basis of up to 10% of eligible compensation. Percentages withheld from eligible compensation on behalf of an employee must be in whole multiples of 1% and cannot exceed 20%.

The Company matches contributions for salaried employees at 70% for the first 3% of a participant's before tax compensation that has been contributed and 50% for the next 3% at a participant's before tax compensation. There are also separate provisions for union hourly. Generally, the Company matches contributions for hourly employees at 50% on the first 6% of a participant's before-tax compensation that has been contributed.

All contributions made on behalf of a participant shall be invested as designated by the participant in multiples of 1% in investment funds specified by the Plan agreement.

The following separate elective investment funds were available as of December 31, 2001, to the participants for the purpose of investing their salary deferred contributions and the Company's matching and discretionary contributions.

Mutual funds – equities

- A strategic allocation mutual fund which emphasizes stocks in its portfolio, but maintains considerable holdings in bonds and cash to decrease overall price volatility. The fund has a target mix of sixty percent in stocks, thirty percent in bonds and ten percent in money market securities.
- A growth and income mutual fund which typically invests in larger-sized companies. The growth & income fund targets stocks with a higher expected dividend yield and higher overall return potential than the S&P 500.
- A "SmartIndex" mutual fund which invests primarily in a target range of larger U.S. companies, such as those in the S&P 500 Index. The "SmartIndex" fund seeks to invest in approximately 350 of the most attractive stocks within that range among several industries.

1. Description of the Plan (continued)

Contributions (continued)
Mutual funds – equities (continued)

- A U.S. small company mutual fund which invests primarily in stocks of small and medium U.S. companies and seeks to outperform the Russell 2500 Index.
- A growth mutual fund which invests in stocks of medium to large companies with accelerating earnings and revenue trends.
- A Charles Schwab & Co., Inc. Personal Choice Retirement Account Plan which offers a wide range of investment opportunities including: mutual funds, listed and over-the-counter-stocks, certificate of deposits, money market funds, and federally backed investments and bonds.

Mutual funds – fixed income

- A bond mutual fund in which the fund assets are actively allocated primarily among broad sectors of the U.S. fixed income market. Generally, at least sixty-five percent of the bond funds investments are invested in securities rated A or better.

Mutual funds – foreign

- An international growth mutual fund which attempts to invest at least sixty five percent of its assets in companies with accelerating earnings and revenues from at least three countries outside the United States.

Collective trust funds

- A stable asset collective trust fund which invests primarily in guaranteed investment contracts (GIC's) issued by major financial institutions.

Common stock

- A company stock fund, which invests in common stock of Collins & Aikman Corporation. The Company is a wholly owned subsidiary of Collins & Aikman Corporation.

Participant accounts

Two participant contribution accounts and one Company contribution account are maintained for each participant to account for his or her balance in the Plan. The two participant contribution account consist of before-tax and after-tax contributions. The Company contribution account consists of Company matching contributions. The accounts for all participants are valued at their fair market value on the valuation date in accordance with the Plan agreement.

Each participant's account is credited with the participant's contribution and an allocation of the Company's matching contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined by the Plan. The benefit to which a participant is entitled to the balance of the participant's vested account.

1. Description of the Plan (continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants are fully vested in Company matching contributions after five years of service.

Participant loans
Participants may elect to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% or their account balance in the Plan or $50,000. Loans may have a maximum term of four years and will be repaid through payroll deductions. Participants are charged interest in accordance with the Plan's provisions.

Payment of benefits
On termination of service due to death, disability or retirement, a participant or participant's beneficiary may elect to receive a distribution equal to the value of their vested individual account as of the valuation date in either a lump sum amount or in periodic installments as outlined in the Plan agreement. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Forfeited accounts
Participants who terminate service without a fully vested interest, forfeit any nonvested balance in their Company contribution account balance as of the valuation date coincident with or following his or her termination of service. The forfeited funds will be applied to payment of administrative expenses, to the extent determined by the Administration Committee, and thereafter, any unallocated forfeitures may be allocated to the accounts of eligible participants or used to reduce the Company's future matching contributions. During 2001, approximately $690,740 in forfeitures were used to reduce the Company's matching contributions.

2. Summary of Significant Accounting Policies

General
The accompanying financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses, including compensation and expenses of the Trustee, have been borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

Investment valuation and income recognition
The Plan's investments are stated at fair value and are based upon quoted market prices of the underlying securities. Realized gains (losses) are determined as the difference between sales proceeds and the value of investments at the beginning of the plan year or the cost of investments if purchased during the year. Unrealized appreciation (depreciation) is determined as the difference between the value of investments at the end of the plan year and the value of investments at the beginning of the plan year or the cost of the investments if purchased during the current year. Interest income is recognized on the accrual basis, and dividend income is recorded on the dividend declaration date.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

2. Summary of Significant Accounting Policies (continued)

Investment valuation and income recognition (continued)

One investment option currently available to plan participants is the JP Morgan/American Century Stable Asset Fund. The fund consists of investments of assets of participating tax-qualified pension and profit sharing plans and related trusts, governmental plans, guaranteed investment contracts and cash or other readily marketable assets. The trust may be party to guaranteed investment contracts, bank investment contracts and agreements to resell securities purchased as well as other collective stable value funds. The trustee of the fund values its investment contracts at contract value and investments in other stable value funds at cost, which represents contributions made plus interest accrued at the contract rate, less withdrawals. The trustee of the fund has determined that contract value approximates fair value. In determining that contract value approximates fair value, the trustee considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the investment contract to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than contract value.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk anticipated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of benefits

Benefits are recorded when paid.

3. Investments

The following investments represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
Participation in mutual funds		
American Century Ultra Fund (764,731 and 828,628 units, respectively)	$21,137,175	$26,822,699
J.P. Morgan "SmartIndex" Fund (1,238,609 and 1,341,376 units, respectively)	16,882,235	20,965,703
American Century Income & Growth Fund (509,508 and 558,059 units, respectively)	13,935,053	16,847,812
American Century Strategic Allocation: Moderate Fund (2,503,594 and 2,366,777 units, respectively)	14,796,240	14,934,806
Collective trust fund		
American Century Stable Asset Fund (32,904,378 and 30,091,995 units, respectively)	32,904,378	30,091,995

During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated $(9,251,115) as follows:

	2001
Mutual funds	$ (10,881,982)
Common stock	1,630,867
Collective trust fund	-
Total	$ (9,251,115)

4. Party-In-Interest Transactions

Certain Plan investments include shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the record-keeper for participant's current balances and activity and, therefore, these transactions qualify as party-in-interest. Also, transactions to acquire shares of the Company's stock as an investment option to participants qualify as party-in-interest transactions.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the plan, subject to the provisions of ERISA. In the event of Plan termination, all participants will become vested 100% in their account balances in accordance with the Plan agreement.

6. **Tax Status**

The Plan received an updated determination letter from the Internal Revenue Service dated March 12, 1998, which covered amendments adopted through January 16, 1997, stating that the Plan was in accordance with applicable plan design requirements and qualified for tax exempt status. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of Internal Revenue Code.

7. **Subsequent Events**

On April 1, 2002, the Company suspended matching contributions for participants earning $60,000 or greater.

Collins & Aikman Personal Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
At December 31, 2001

(a)	(b) Identity of Issuer	(c) Description of Investments	(d)	(e) Current value
*	J.P. Morgan/American Century	Income & Growth Fund - 509,508 units	**	$ 13,935,053
*	J.P. Morgan/American Century	Stable Asset Fund - 32,904,378 units	**	32,904,378
*	J.P. Morgan/American Century	JPMP Bond Fund - 309,005 units	**	3,022,069
*	J.P. Morgan/American Century	JPMP Small Co. Fund - 312,234 units	**	3,924,782
*	J.P. Morgan/American Century	JPMP SmartIndex Fund - 1,238,609 units	**	16,882,235
*	Collins & Aikman Corporation	Common Stock - 299,953 units	**	2,309,638
*	J.P. Morgan/American Century	Ultra Fund - 764,731 units	**	21,137,175
*	J.P. Morgan/American Century	International Growth Fund - 457,625 units	**	3,647,270
*	J.P. Morgan/American Century	Strategic Allocation: Moderate - 2,503,594 units	**	14,796,240
	Charles Schwab	Self - directed Investments - 691,917 units	**	691,917
*	J.P. Morgan/American Century	Participants loans (interest rates range from 6% to 14%)	**	2,098,552
				$ 115,349,309

* Represents a Party-in-interest to the Plan.
** Cost omitted for participant directed funds as permitted by ERISA.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Consent of Independent Public Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-34569) of Collins & Aikman Corporation of our report dated June 21, 2002 relating to the financial statements of the Collins & Aikman Personal Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 24, 2002